UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 7, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Boston Beer Company, Inc.

File No. 001-14092- CF#33421

Boston Beer Company, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 18, 2016 and an extension of a prior grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 11, 2006.

Based on representations by Boston Beer Company, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	Form	Filed	Confidential Treatment Granted
10.10	10-K	February 18, 2016	through February 28, 2026
10.50	10-Q	May 11, 2006	through February 28, 2026

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary